2007 annual report

PSB
HOLDINGS, INC.


08041183

our mission

"To be our customer's preferred provider of financial services through relationships earned by the service excellence of our employees and the delivery of quality and competitive financial products, and therefore, providing a fair return to our shareholders."

to our shareholders,

Last year in this report we laid out our strategic plan to build on the relationships of the past while providing focus for future growth and performance. I am happy to report that in 2007, PSB Holdings, Inc.'s (PSB's) financial results showed significant improvement as a direct result of the execution of this plan. 2007 earnings per share of $2.64 were up 28% compared to 2006 earnings of $2.07 per share. Our team of employees focused on the priorities of our balanced scorecard, and was able to create operating efficiencies, improve the customer experience, and increase earning assets with the support and guidance of your Board of Directors.

Our 2007 results benefited by $0.13 per share from a Tax Court ruling in favor of PSB's three year suit against the IRS. This suit revolved around interest expense deductions related to tax-exempt income. Pending a potential appeal by the IRS, the ruling and its repercussions will benefit banks in Wisconsin and throughout the country. PSB is proud to have been the "test case" for the industry on this standard as our Board of Directors demonstrated the fortitude to ensure a fair hearing was made on this issue.

This past year Leif Christiansen and Pat Heier joined our Senior Management Team. Leif brings a strong technology and operations background with an emphasis in the community banking arena, while Pat brings a background of both retail and commercial banking in the community and regional bank environment. We are already seeing substantial contributions from these individuals. I look forward to working with them, as they complement our existing senior management team.

During 2007, our staff made great strides in providing operating efficiencies while improving our customer service levels as verified by both our increased profitability and positive customer survey results showing a 96% service satisfaction level. Our emphasis is doing the right thing for our customers, which we believe will result in increased shareholder value. We continue to make investments in our team in the form of training and technology to provide them with new and innovative tools and products, such as our new Rewards Checking account, to benefit our customers.

For 2008, we updated our strategic plan to build on the successes of 2007. Strong asset quality and an experienced team of commercial and retail bankers will allow us to grow within our existing markets at a pace greater than the prior two years. We will also examine strategic acquisitions/partnerships for growth to further enhance shareholder value in our company.

I believe our focus and determination will build on our existing strengths to deliver strong shareholder value. We look forward to the opportunities of 2008, and pledge to help our customers assess their individual financial needs and bring them the best products and services available. We commit to build on individual relationships, provide tools for customers to meet their financial goals, and create growth and return for our shareholders.

Peoples' primary advantage continues to be its status as an independent, community-owned bank. In 2008, you as shareholders can have a positive financial impact by continuing to expand your relationships with Peoples State Bank and telling others about the benefits you enjoy as a customer and owner.

Our Staff and Board of Directors appreciate the opportunity with which you have entrusted them. As President of PSB, I am honored to work with them and provide leadership to grow and strengthen our company.



Peter W. Knitt

President & CEO
PSB Holdings,Inc.
& Peoples State Bank

Earnings and Dividends per Share



$2.64
$0.66
$0.64
$0.62
$0.60
$0.57
2003
2004
2005
2006
2007
EPS
Dividend

Total Loans & Deposits
(at Dec 31, 2007)

Total Loans
Total Deposits
($ in millions)



$402
$387
2003
2004
2005
2006
2007

Return on Equity and Assets

Return on equity
Return on assets



11.79%
0.82%
2003
2004
2005
2006
2007

financial highlights

Summary Balance Sheets as of Dec. 31

	2007	2006	2005	2004	2003
Cash & cash equivalents	$21,127	$25,342	$26,604	$23,324	$18,927
Securities	97,214	80,009	81,501	68,894	72,472
Loans receivable, net	387,130	369,749	372,4[illegible]	343,923	304,339
Premises and equipment	11,082	[illegible]469	12,632	12,432	7,337
Other assets	17,632	15,071	13,010	6,40[illegible]	5,638
Total assets	$534,185	$501,840	$506,[illegible]	$454,974	$408,933
Deposits	$402,006	$391,415	$400,336	$358,225	$316,414
FHLB advances	57,000	60,000	54,000	52,000	47,000
Other borrowings	26,407	13,995	14,497	8,363	10,475
Subordinated debentures	7,732	7,732	7,732		
Other liabilities	4,425	4,215	3,908	2,368	2,903
Stockholders' equity	36,615	34,447	33,485	33,616	32,141
Total liabilities & stockholders' equity	$534,185	$501,840	$506,[illegible]	$454,974	$408,933
Net book value per share	$23.70	$21.67	$20.81	$19.55	$18.54

PSB
HOLDINGS, INC.

Summary Statements of Income

[illegible]

	2007	2006	2005	2004	2003
Net interest income	$14,135	[illegible]	[illegible]	[illegible]	[illegible]
Provision for loan losses	480	[illegible]	[illegible]	[illegible]	[illegible]
Net interest income after provision for loan losses	13,655	[illegible]	[illegible]	[illegible]	[illegible]
Noninterest income	3,704	[illegible]	[illegible]	[illegible]	[illegible]
Operating expenses	11,952	[illegible]	[illegible]	[illegible]	[illegible]
Net income before income taxes	5,407	[illegible]	[illegible]	[illegible]	[illegible]
Provision for income taxes	1,267	[illegible]	[illegible]	[illegible]	[illegible]
Net income	$4,140	[illegible]	[illegible]	[illegible]	[illegible]
Diluted earnings per share	$2.64	[illegible]	[illegible]	[illegible]	[illegible]
Cash dividends per share	$0.66	[illegible]	[illegible]	[illegible]	[illegible]
Average common shares outstanding	1,565,212	1,645,603	1,714,648	1,725,136	1,740,106

growing business and retail services

Business Banking

Peoples is uniquely positioned to serve both the corporate and individual needs of local business owners and their employees. Our goal is seamless and superior service delivered by a team dedicated to your business with both commercial and individual banking products. Many business owners also enjoy our individualized "Peoples First" program which provides free or discounted banking services including Health Savings Accounts (HSAs) and other perks to your employees as an extension of our service to you.

"Peter and Jessica are not your 'typical' bankers. They offer us a high level of personal service, and take the time to understand our business and truly care about our success."

\- **Jill Strasser**, Diversified Installation Service, Inc.

Personal Banking

During 2007, Peoples introduced Rewards Checking along with a new totally free checking account. The high yield with no ATM fees Rewards Checking product was new to our markets and with the free checking account helped introduce 751 new households to the benefits of banking with Peoples. We expanded branch hours (including Saturday hours at all locations) and now provide same day credit for deposits and payments up to the close of business. Peoples continues to provide the largest dedicated staff of mortgage lenders in our community and have originated over $113 million of long-term fixed rate home loans during the past three years. We consider prospective and current homeowners a key customer segment and our products for them are driven by providing manageable long-term financing solutions.



Jessica Adamski
Peoples State Bank

Terry Strasser
Diversified Installation
Service, Inc

Jill Strasser
Diversified Installation
Service, Inc.

Peter Kramer
Peoples State Bank


Customer Appreciation Event - 2007

Peoples first Pumpkin Patch event held in Rib Mountain



American Heart Walk Walking Team

community roots

Our roots are planted deep in the communities we serve. Since 1962, our employees have been donating their time and talents. In 2007, the employees of Peoples State Bank volunteered over 2,300 hours to 175 community organizations with an overall employee participation rate of 94%. In 2008, our goal is 100% overall employee participation.

We enjoy getting to know our neighbors. Building relationships helps us to understand the individual needs each customer has which gives us the opportunity to offer personalized solutions.



Our T-shirt team at the Wisconsin Valley Fair


Overall Participation
2007
2006
0
20
40
60
80
100

board of directors

Gordon P. Connor
President
Connor Management Corp.

Patrick L. Crooks
Chairman of Peoples State Bank
Attorney & President
Crooks, Low, & Connell, S.C.

William J. Fish
President
BILCO, Inc. (McDonald's Franchisee)

Charles A. Ghidorzi
President
C.A. Ghidorzi, Inc.
Structural Systems, Inc.

Gordon P. Gullickson
Chairman of PSB Holdings, Inc.
Retired
Formerly President of Peoples State Bank

Peter W. Knitt
President & CEO
PSB Holdings, Inc.
& Peoples State Bank

David K. Kopperud
Formerly President of Peoples State Bank

Thomas R. Polzer
President
M&J Sports, Inc.

William M. Reif
President and CEO
Wausau Coated Products, Inc.

Thomas A. Riiser
Retired
Formerly President of Riiser Oil Co., Inc.

John H. Sonnentag
Chairman of the Board
County Materials Corporation

DIRECTORS EMERITUS
Leonard C. Britten
Lawrence Hanz, Jr.
Eugene Witter

PSB
HOLDINGS, INC.

phone 888.929.9902
web www.psbwi.com/shareholder.html
e-mail scattanach@psbwi.com